UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Under the Securities Exchange Act of 1934)

(Amendment No. 3)*

MAIR Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

560635104

(CUSIP Number)

Bryant R. Riley

c/o Riley Investment Management LLC

11100 Santa Monica Blvd., Suite 810

Los Angeles, CA

310-966-1445

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or

240.13d-1(g), check the following box.:  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

———————

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 560635104	13D	Page 2

1	Name of Reporting Persons. I.R.S. Identification Nos. of above Person (entities only) Riley Investment Partners Master Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Cayman Islands
Number of Shares	7	Sole Voting Power 1,062,229[1]
Beneficially Owned by	8	Shared Voting Power -0-
Each Reporting	9	Sole Dispositive Power 1,062,229[1]
Person With	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,062,229
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2%[2]
14	Type Of Reporting Person (See Instructions) PN

———————

1

Includes 1,000 shares held by Riley Investment Partners, L.P. on behalf of Riley Investment Partners Master Fund, L.P.

2

Based on 20,591,840 shares of common stock of MAIR Holdings, Inc. (“MAIR” or the “Issuer”) outstanding at September 30, 2006, as reported in MAIR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 8, 2006.

CUSIP No. 560635104	13D	Page 3

1	Name of Reporting Persons. I.R.S. Identification Nos. of above Person (entities only) Riley Investment Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares	7	Sole Voting Power 1,062,229[2]
Beneficially Owned by	8	Shared Voting Power 293,752[3]
Each Reporting	9	Sole Dispositive Power 1,062,229[2]
Person With	10	Shared Dispositive Power 293,752[3]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,062,229[3]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 5.2%[1]
14	Type Of Reporting Person (See Instructions) IA

———————

1

Based on 20,591,840 shares of common stock of MAIR Holdings, Inc. (“MAIR” or the “Issuer”) outstanding at September 30, 2006, as reported in MAIR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 8, 2006.

2

Because Riley Investment Management LLC has sole investment and voting power over 1,062,229 shares of Common Stock owned by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

3

Riley Investment Management LLC has shared voting and dispositive power over 293,752 shares of Common Stock owned of record by investment advisory clients of Riley Investment Management LLC.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares.

CUSIP No. 560635104	13D	Page 4

1	Name of Reporting Persons. I.R.S. Identification Nos. of above Person (entities only) B. Riley & Co. Retirement Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization California
Number of Shares	7	Sole Voting Power 20,848
Beneficially Owned by	8	Shared Voting Power -0-
Each Reporting	9	Sole Dispositive Power 20,848
Person With	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,848
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%[1]
14	Type Of Reporting Person (See Instructions) EP

———————

1

Based on 20,591,840 shares of common stock of MAIR Holdings, Inc. (“MAIR” or the “Issuer”) outstanding at September 30, 2006, as reported in MAIR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 8, 2006.

CUSIP No. 560635104	13D	Page 5

1	Name of Reporting Persons. I.R.S. Identification Nos. of above Person (entities only) Bryant R. Riley
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United States Of America
Number of Shares	7	Sole Voting Power 1,083,077[2]
Beneficially Owned by	8	Shared Voting Power 293,752[3]
Each Reporting	9	Sole Dispositive Power 1,083,077[2]
Person With	10	Shared Dispositive Power 293,752[3]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,083,077[3]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 5.3%[1]
14	Type Of Reporting Person (See Instructions) IN

———————

1

Based on 20,591,840 shares of common stock of MAIR Holdings, Inc. (“MAIR” or the “Issuer”) outstanding at September 30, 2006, as reported in MAIR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 8, 2006.

2

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 1,062,229 shares owned by Riley Investment Partners Master Fund, L.P.  Also includes 20,848 shares owned by B. Riley & Co. Retirement Trust.  Because

CUSIP No. 560635104	13D	Page 6

Mr. Riley, in his role as Trustee of the B. Riley & Co. Retirement Trust, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 20,848 shares owned by B. Riley & Co. Retirement Trust.

3

Riley Investment Management LLC has shared voting and dispositive power over 293,752 shares of Common Stock owned by investment advisory clients of Riley Investment Management LLC.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for the investment advisory clients, Mr. Riley disclaims beneficial ownership of these shares.

CUSIP No. 560635104	13D	Page 7

Item 4.

Purpose of the Transaction

Item 4 as previously filed is amended to add the following information:

On January 12, 2007, RIP, Riley Investment Partners, L.P. and certain other shareholders of the Issuer who hold, in the aggregate, 10% of the outstanding Common Stock, sent a letter to the Issuer calling for a special meeting of the Issuer’s stockholders to: (1) elect Bryant Riley, John Ahn and A. Aadel Shaaban as directors of the Issuer; (2) to amend the Issuer’s bylaws to fix the number of directors at ten and to allow shareholders to fill vacancies on the board, (3) to amend the Issuer’s certificate of incorporation to provide that any merger, exchange, reorganization, liquidation, sale or transfer of a majority of assets (which include settling claims in bankruptcy), material change in capitalization or other significant transaction of the Issuer or a subsidiary (collectively, a “Significant Transaction”) with one or more shareholders (or their affiliates) who beneficially own in the aggregate five percent or more of the Issuer’s outstanding common stock or voting power will require approval of shareholders holding a majority of shares of Common Stock held by the disinterested shareholders; (4) to amend the Issuer’s certificate of incorporation to provide that any Significant Transaction of Mesaba Airlines or any other significant subsidiary of the Company will require approval of shareholders holding a majority of the shares of Common Stock; and (5) to repeal any provisions or amendments to the Issuer’s bylaws and certificate of incorporation adopted after the last versions filed with Securities and Exchange Commission. The foregoing description of the letter is qualified in its entirety by reference to the letter attached as Exhibit A. The taking of the actions proposed by the Reporting Persons at the special meeting of Issuer’s stockholders described above would result in a change in the Issuer’s present board of directors and management; may result in additional requirements with respect to extraordinary corporate transactions, the sale of a material amount of assets and material changes in capitalization (including an acquisition of Mesaba Airlines by Northwest Airlines); and may impede the acquisition of control of the Issuer by certain persons.

Item 5.

Interest in Securities of the Issuer

Item 5 as previously filed is hereby amended to add the following:

RIP, Riley Investment Partners, L.P. and certain other shareholders sent a letter to the Issuer calling for a special meeting of the Issuer’s stockholders to elect Bryant Riley, John Ahn and A. Aadel Shaaban as directors of the Issuer, among other things.  (See Item 4.)  As of the date hereof, such other shareholders beneficially hold 1,178,344 of Common Stock, which represent 5.7% of the outstanding Common Stock.  The Reporting Persons expressly disclaim beneficial ownership of shares of the Common Stock held by these other shareholders.

(c)

The Reporting Persons have not effected any transactions in Common Stock since their previous Schedule 13D amendment.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 as previously filed is hereby amended to add the following:

      A. Aadel Shaaban has agreed to be nominated to the Issuer’s board of directors and serve if elected.

Item 7.

Material to be filed as Exhibits

Exhibit  A

Letter, dated January 12, 2007, to the Issuer calling for a special meeting of stockholders.

CUSIP No. 560635104	13D	Page 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 12, 2007

Riley Investment Partners Master Fund, L.P
By: Riley Investment Management LLC, its General
Partner
By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, President

B. Riley & Co. Retirement Trust

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Trustee

By:	/s/ BRYANT R. RILEY
Bryant R. Riley

EXHIBIT A

Riley Investment Partners Master Fund, L.P.

c/o Riley Investment Management LLC

11100 Santa Monica Boulevard, Suite 810

Los Angeles, CA  90025

January 12, 2007

VIA DHL, REGISTERED MAIL AND FACSIMILE

MAIR Holdings, Inc.

Fifth Street Towers, Suite 1360

150 South Fifth Street

Minneapolis MN 55402

Attention:  Secretary and Chief Executive Officer

Dear Sir or Madam:

In accordance with Section 2 of Article II of the Bylaws of MAIR Holdings, Inc. (the “Company”), the undersigned shareholders of the Company (the “Shareholders”) hereby demand that a special meeting of the shareholders of the Company (the “Special Meeting”) be held (i) to nominate for election to the Company’s Board of Directors the persons named below and (ii) to bring before the Special Meeting the business and proposals described below.  This letter and all Exhibits attached hereto are collectively referred to as the “Notice.”  Accordingly, this Notice shall serve to satisfy the notice requirements of Section 12 of Article II of the Bylaws of the Company as to the below described nominations and proposals.

The Shareholders request that the Special Meeting be held at 10:00 a.m., Minneapolis, Minnesota time, on February 21, 2007.

Business and Proposals

The purpose and the business to be transacted at the Special Meeting shall be as follows:

1.

To amend Section 2 of Article III of the Company’s Bylaws, by replacing it in its entirety with the following:

Section 2.  Number and Tenure. At each annual meeting the shareholders shall determine the number of directors, which shall not be less than six (6) nor more than twelve (12); provided, however, that between annual meetings of the shareholders, the authorized number of directors may be increased to a number not to exceed twelve (12) by action of the Board of Directors or by action of the shareholders at a special meeting of the shareholders or action by written consent. Any such newly created directorship shall be filled by action of the Board of Directors or by shareholders holding a plurality of the voting power of the shares present and entitled to vote at such meeting. Each director shall be elected by the holders of shares entitled to vote thereon at the annual meeting of shareholders to serve until his respective successor has been elected and qualified.

2.

To amend Section 5 of Article III of the Company’s Bylaws, by replacing it in its entirety with the following:

Section 5.  Change in Number of Directorships and Vacancies. Subject to the Articles of Incorporation of this Corporation, if the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy shall hold office for a term that shall coincide with the remaining

MAIR Holdings, Inc.

term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify; subject, however, to prior death, resignation, retirement, disqualification, or removal from office. Any vacancy in the Board of Directors that results from an increase in the number of directors shall be filled by (i) a majority of the Board of Directors then in office or (ii) if such vacancy results from the shareholders expanding the Board of Directors pursuant to Section 2 of this Article III, by shareholders holding a plurality of the voting power of the shares present and entitled to vote at such meeting, provided that in each case a quorum is present, and any other vacancy occurring in the Board of Directors shall be filled by (i) a majority of the directors then in office, even if less than a quorum, or by a sole remaining director or (ii) if such vacancy results from the shareholders removing a director or if the Board of Directors otherwise permits, by shareholders at a special meeting holding a plurality of the voting power of the shares present and entitled to vote at such meeting, provided that in each case a quorum is present. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.

3.

To set the number of directors of the Corporation at ten (10).

4.

To elect Bryant R. Riley, John Ahn and A. Aadel Shaaban to the Company’s Board of Directors to fill the vacancies on the Board of Directors.

5.

To amend the Company’s Articles of Incorporation to add the following new provision after Article VII of the Company’s Articles of Incorporation:

ARTICLE VIII Interested Transactions.  Any merger, exchange, reorganization, liquidation, sale or transfer of a majority or more of the assets (which include settling claims in bankruptcy), material change in capitalization, extraordinary transaction or other significant transaction of the Company or any subsidiary of the Company with one or more shareholders of the Company (or such shareholders’ affiliates) that beneficially own and/or own of record, in the aggregate, five percent or more of the Company’s outstanding stock or voting power (the “Interested Shareholders”) shall require the prior approval of the Company’s shareholders holding a majority of the shares of the Company’s outstanding common stock held by the shareholders other than the Interested Shareholders.

6.

To amend the Company’s Articles of Incorporation to add the following new provision after Article VII of the Company’s Articles of Incorporation:

ARTICLE IX Significant Transactions.  Any merger, exchange, reorganization, liquidation, sale or transfer of a majority or more of the assets (which include settling claims in bankruptcy), material change in capitalization, extraordinary transaction or other significant transaction of Mesaba Airlines or any other significant subsidiary of the Company shall require the prior approval of the Company’s shareholders holding a majority of the shares of the Company’s outstanding common stock.

MAIR Holdings, Inc.

7.

To repeal each provision of or amendment to the Company’s Bylaws (other than any amendments contemplated by the foregoing proposals) adopted after the version of the bylaws included as Exhibit 3.2 to the Company’s annual report on Form 10-K dated March 31, 2005, as filed with the Securities and Exchange Commission on June 14, 2005.

8.

To repeal each provision of or amendment to the Company’s Articles of Incorporation (other than any amendments contemplated by the foregoing proposals) adopted after the version of the Articles of Incorporation included as Exhibit 3.1 to the Company’s current report on Form 8-K, as filed with the Securities and Exchange Commission on August 27, 2003.

Director Nominations

The Shareholders intend to nominate Bryant Riley, John Ahn and A. Aadel Shaaban for election as directors of the Company pursuant to Proposal 4 (each of such foregoing persons, a “Nominee”).  Exhibit A to this Notice sets forth additional information about each of the Nominees, consisting of the information required under Regulation 14A of the Securities and Exchange Act of 1934.  Each of the Nominees has consented to being named in the proxy statement filed or distributed on behalf of the Shareholders in connection with the solicitation of proxies for the proposals described in the Notice and to serve as a director of the Company if elected pursuant to that solicitation.  Each of the consents executed by the Nominees is attached hereto as Exhibit B.

We have no reason to believe that any of the Nominees will be disqualified or unwilling or unable to serve if elected. We reserve the right to nominate substitute persons if the Company makes or announces any changes to its Bylaws, or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the Nominees.

To the extent that the size of the Board of Directors is increased above ten (10), then the Shareholders reserve the right to nominate additional nominees to be elected to the Company’s Board of Directors at the Special Meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of the Shareholders that any attempt to increase the size of the current Board of Directors or to reconfigure or reconstitute the classes on which the current directors serve constitutes an unlawful manipulation of the Company’s corporate machinery.

Information Regarding the Shareholders

The Shareholders hold, in the aggregate, more than 10% of the outstanding shares of common stock, par value $.01 per share (“Common Stock”), of the Company.  The following are the names and addresses of the Shareholders and the number of shares of Common Stock owned by each of the Shareholders:

Name and Address of Shareholders	Number of Shares of Common Stock Owned
Riley Investment Partners Master Fund, L.P. c/o Riley Investment Management LLC 11100 Santa Monica Boulevard, Suite 810 Los Angeles, CA 90025	1,061,229

Riley Investment Partners, L.P.* c/o Riley Investment Management LLC 11100 Santa Monica Boulevard, Suite 810 Los Angeles, CA 90025	1,000

Thales Holdings Ltd c/o Thales Fund Management, LLC 140 Broadway, 45th Floor New York, NY 10005	270,576

Milfam II LP 4550 Gordon Drive Naples, FL 34102	538,668

MAIR Holdings, Inc.

Name and Address of Shareholders	Number of Shares of Common Stock Owned
Palmyra Capital Fund LP c/o Palmyra Capital Advisors, LLC 11111 Santa Monica Boulevard, Suite 1110 Los Angeles, CA 90025	76,830

Palmyra Capital Institutional Fund LP c/o Palmyra Capital Advisors, LLC 11111 Santa Monica Boulevard, Suite 1110 Los Angeles, CA 90025	162,471

Palmyra Capital Offshore Fund LP c/o Palmyra Capital Advisors, LLC 11111 Santa Monica Boulevard, Suite 1110 Los Angeles, CA 90025	129,799

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*

Please note the shares are certificated in the name of SACC Partners LP, the former name of Riley Investment Partners, L.P.  The shares are held for the benefit of Riley Investment Partners Master Fund, L.P. and are being recertificated in that name.

Copies of statements, reports or certificates, which may be redacted, documenting the foregoing share information are attached as Exhibit C.  The Shareholders represent that one of the Shareholders is a holder of record of capital stock of the Company entitled to vote at the Special Meeting and intend to appear in person or by proxy at the Special Meeting to nominate the Nominees and to present the proposals set forth in this Notice.

MAIR Holdings, Inc.

The Shareholders are reserving the right, consistent with the requirements of applicable law, to submit additional proposals, fewer proposals or different proposals at the Special Meeting.   If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the any of the foregoing proposals at the Special Meeting, or if any individual Nominee shall be unable to serve, this Notice shall continue to be effective with respect to the remaining proposals, the remaining Nominees and as to any replacement Nominee selected by the Shareholders.

Sincerely,

Riley Investment Partners Master Fund, L.P.
By:	Riley Investment Management, LLC, its General Partner
By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Managing Member

Riley Investment Partners, L.P.
By:	Riley Investment Management, LLC, its General Partner
By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Managing Member

Thales Holdings Ltd

By:	/s A. AADEL SHAABAN
Name: A. Aadel Shaaban
Title: APM

MAIR Holdings, Inc.

Milfam II LP

By:	/s/ LLOYD MILLER
Name: Lloyd Miller
Title: Managing Partner

Palmyra Capital Fund LP

By:	/s/ MICHAEL BAXTER
Name: Michael Baxter
Title: President

Palmyra Capital Institutional Fund LP

By:	/s/ MICHAEL BAXTER
Name: Michael Baxter
Title: President

Palmyra Capital Offshore Fund LP

By:	/s/ MICHAEL BAXTER
Name: Michael Baxter
Title: President

Attachments

EXHIBIT A

NOMINEES FOR DIRECTOR

Bryant R. Riley, age 39, is founder and Managing Member of Riley Investment Management LLC and is founder and Chairman of B. Riley & Co., Inc., a Southern California-based brokerage firm providing research and trading ideas primarily to institutional investors.  Founded in 1997, B. Riley & Co., Inc. also has offices in San Francisco, Newport Beach and New York.  Mr. Riley is also the founder and Chairman of Riley Investment Management LLC, an investment adviser which provides investment management services.  Mr. Riley serves on the board of directors of Aldila, Inc., CTK Windup Corp. (formerly known as Celeritek, Inc.), Alliance Semiconductor Corporation, and Integrated Silicon Solution, Inc. and previously served on the boards of Carreker Corporation, Mossimo, Inc. and SI Technologies, Inc.

Prior to 1997, Mr. Riley held a variety of positions in the brokerage industry, primarily as an institutional salesman and trader.  From October 1993 to January 1997 he was a co-head of Equity at Dabney-Resnick, Inc., a Los Angeles-based brokerage firm.  From 1991 to 1993 he was a co-founder of Huberman-Riley, a Texas-based brokerage firm.  Mr. Riley graduated from Lehigh University in 1989 with a B.S. in finance.

John Ahn, age 42, is a Principal of Riley Investment Management LLC.  He joined Riley Investment Management LLC in October 2005.  From 1987 to 1990, Mr. Ahn worked at Security Pacific Bank in Los Angeles as a trader in the Loan Syndications area.  He was responsible for a $450 million loan portfolio of investment grade and high yield bank loans.  From 1990 to 1995, he specialized in trading distressed bonds and bank loans at several boutique broker-dealer firms, Butler & Associates in Los Angeles, Rivkin & Company in New York, and Dabney Resnick in Beverly Hills.  From 1995 to 2003, Mr. Ahn was a Partner at Standard Capital Group in Los Angeles, an investment-banking firm that specialized in capital raising for middle market companies.  From 2003-2004, he was a Managing Director at Maxcor Financial Group in their high yield and distressed bond group. In March 2004, Mr. Ahn joined BRC as a registered representative and also managed ISA Capital LP, a hedge fund for friends and family.  ISA Capital was closed in late 2005 when Mr. Ahn joined RIM.  Mr. Ahn graduated from Williams College in 1987 with a B.A. in Economics.

Mr. Riley’s and Mr. Ahn’s business address is Riley Investment Management LLC, 11100 Santa Monica Blvd., Suite 810, Los Angeles, CA  90025.

A. Aadel Shaaban, age 31, is a portfolio manager of Thales Fund Management LLC.   Mr. Shaaban leads the company's restructuring and turnarounds investment team. Founded in 1995, Thales has offices in New York and London.  Mr. Shaaban has served on bondholder committees of PRG Schultz, Inc, Port Townsend Paper Corporation, Ion Media Networks, and Primus Telecommunications, Inc.

Prior to 2005, Mr. Shaaban held senior analyst roles with Aspen Advisors and JEGI Capital. He began his career as a member of the Citigroup leveraged finance team.

Mr. Shaaban graduated from Colgate University and received his MBA from Columbia University.

Mr. Shaaban’s business address is Thales Fund Management, LLC, 140 Broadway, 45th Floor, New York, NY  10005.

On January 8, 2007, Riley Investment Partners Master Fund, L.P. and Thales Fund Management, LLC filed an objection (the “Objection”) in Mesaba Airlines's (“Mesaba”) chapter 11 case pending in the United States Bankruptcy Court in the District of Minnesota. The Objection was filed in response to a motion (the "Motion") brought by the Official Committee of Unsecured Creditors (the “Committee”), seeking to terminate exclusivity so that the Committee could file a plan of reorganization that would implement Mesaba's sale to Northwest. Among other things, the Objection stated that the Motion should be denied because the Committee did not satisfy the requisite showing of cause to terminate exclusivity. The Objection also stated that if the Motion is granted: (i) exclusivity should be opened to permit any party to file a plan; and (ii) if any party, including the Committee or Mesaba, files a plan that implements Mesaba's sale to Northwest, the Court should direct Mesaba to impose a market test for the sale of its reorganized equity. Finally, the Objection also stated that Mesaba, and not the Committee, is the owner of Mesaba's claims against Northwest, which is Mesaba's single largest asset.   The Objection stated as a result, the Committee has no standing to pursue and settle these claims.   Riley Investment Partners Master Fund, L.P. and Thales Fund Management, LLC may continue to file additional objections, either alone or jointly, or take other actions with respect to the Mesaba chapter 11 case.  For a copy of the objection and description of other actions taken by  Riley Investment Partners Master Fund, L.P. or its affiliates, please see the Schedule 13D and amendments thereto filed by Riley Investment Partners Master Fund, L.P.  Thales Fund Management purchased a Mesaba Aviation Trade Claim from Bombardier in the amount of $1,563,299.

None of the above Nominees is employed by the Company.  All of the above Nominees are citizens of the United States.

None of the above Nominees, within the past ten years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws; (iii) was a party to a civil proceeding which ultimately mandated activities that were subject to federal securities laws; or (iv) was a party to any proceeding under federal bankruptcy laws, state insolvency laws or any other proceeding described in Item 401(f) of Regulation S-K.

None of the above Nominees, except as shown in this Notice, or, with respect to items (i), (vii) and (viii) of this paragraph, any associate or any member of the immediate family (as defined for purposes of Item 404(a) of Regulation S-K) of the foregoing persons (i) owns beneficially, directly or indirectly, any securities of the Company; (ii) owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (iii) owns any securities of the Company of record but not beneficially; (iv) has purchased or sold any securities of the Company within the past two years; (v) has incurred indebtedness for the purpose of acquiring or holding securities of the Company; (vi) is or has within the past year been a party to any contract, arrangement or understanding with respect to any securities of the Company; (vii) since the beginning of the Company’s last fiscal year has been indebted to the Company or any of its subsidiaries in excess of $60,000; or (viii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.  In addition, except as set forth in this Notice, none of the Nominees, any associates or members of the immediate family of the foregoing persons, has, had or is to have a direct or indirect material interest in any transaction or proposed transaction with the Company in which the amount involved exceeds $60,000, since the beginning of the Company’s last fiscal year.

None of the above Nominees, since the beginning of the Company’s last fiscal year, has been affiliated (as an officer, director, ten percent owner or otherwise) with (i) any entity that made or received, or during the Company’s current fiscal year proposes to make or receive, payments to or from the Company or its subsidiaries for property or services in excess of five percent of either the Company’s or such entity’s consolidated gross revenues for its last full fiscal year; or (ii) any entity to which the Company or its subsidiaries were indebted at the end of the Company’s last full fiscal year in an aggregate amount exceeding five percent of the Company’s total consolidated assets at the end of such year.  None of the above Nominees are, or during the Company’s last fiscal year have been, affiliated in any way with any law or investment banking firm that has performed or proposes to perform services for the Company.

None of the corporations or organizations in which the above Nominees have conducted their principal occupation or employment was a parent, subsidiary or other affiliate of the Company, and the Nominees do not hold any position or office with the Company or have any family relationship with any executive officer or director of the Company nor have they been involved in any proceedings, legal or otherwise, of the type required to be disclosed in a proxy statement relating to the Company by the SEC’s proxy rules.

The following are the number of shares of Common Stock beneficially owned by each of the above Nominees as of the date of the Notice:

Name	Number of Shares of Common Stock Beneficially Owned
Bryant R. Riley*	1,062,229
John Ahn+	0
A. Aadel Shaaban*	270,576

———————

*

Includes shares beneficially owned by Riley Investment Master Fund, L.P., Riley Investment Partners, L.P.  Also includes 20,848 shares owned by B. Riley & Co. Retirement Trust, of which Mr. Riley is a Trustee.  SACC Partners LP holds 1,000 of the shares of record.  Riley Investment Management LLC has shared voting and dispositive power over 293,752 shares owned of record by an investment advisory client of Riley Investment Management LLC.    Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for the investment advisory clients, Mr. Riley disclaims beneficial ownership of these shares.

+

Mr. Ahn’s parents own 4,000 shares of Common Stock.  Mr. Ahn disclaims beneficial ownership of these shares.

A list of transactions in Common Stock by the Nominees and certain other persons during past two years shall be provided to the Company under separate cover and, in any event, prior to the close of business on the 10th day following the date on which notice of the Special Meeting is first given to the shareholders as required by Section 12 of Article II of the Company’s Bylaws.

EXHIBIT B

Consents

To:

Riley Investment Management LLC

Riley Investment Partners Master Fund, L.P.

Riley Investment Partners, L.P.

Thales Holding Ltd

Milfam II LP

Palmyra Capital Fund LP

Palmyra Capital Institutional Fund LP

Palmyra Capital Offshore Fund LP

Subject:  Consent to be Named and to Serve if Elected

I understand that you wish to nominate me for election to the Board of Directors of MAIR Holdings, Inc. (the “Company”) at a Special Meeting of the shareholders  (the “Shareholder Meeting”).  I consent to being named a nominee for the Company’s Board of Directors in your notice to the Company of your intent to nominate directors at the Shareholder Meeting and in any proxy materials filed or distributed on your behalf in connection with the solicitation of proxies for use at the Shareholder Meeting.  I further consent to serve as a director of the Company if so elected.

Dated:  1/11/07

/s/ Bryant Riley_____________________________

Name:  Bryant Riley

To:

Riley Investment Management LLC

Riley Investment Partners Master Fund, L.P.

Riley Investment Partners, L.P.

Thales Holding Ltd

Milfam II LP

Palmyra Capital Fund LP

Palmyra Capital Institutional Fund LP

Palmyra Capital Offshore Fund LP

Subject:  Consent to be Named and to Serve if Elected

I understand that you wish to nominate me for election to the Board of Directors of MAIR Holdings, Inc. (the “Company”) at a Special Meeting of the shareholders  (the “Shareholder Meeting”).  I consent to being named a nominee for the Company’s Board of Directors in your notice to the Company of your intent to nominate directors at the Shareholder Meeting and in any proxy materials filed or distributed on your behalf in connection with the solicitation of proxies for use at the Shareholder Meeting.  I further consent to serve as a director of the Company if so elected.

Dated:  1/11/07

/s/ John Ahn_________________________

Name:  John Ahn

To:

Riley Investment Management LLC

Riley Investment Partners Master Fund, L.P.

Riley Investment Partners, L.P.

Thales Holding Ltd

Milfam II LP

Palmyra Capital Fund LP

Palmyra Capital Institutional Fund LP

Palmyra Capital Offshore Fund LP

Subject:  Consent to be Named and to Serve if Elected

I understand that you wish to nominate me for election to the Board of Directors of MAIR Holdings, Inc. (the “Company”) at a Special Meeting of the shareholders  (the “Shareholder Meeting”).  I consent to being named a nominee for the Company’s Board of Directors in your notice to the Company of your intent to nominate directors at the Shareholder Meeting and in any proxy materials filed or distributed on your behalf in connection with the solicitation of proxies for use at the Shareholder Meeting.  I further consent to serve as a director of the Company if so elected.

Dated:  1/12/07

/s/ A. Aadel Shabaan________________________

Name:  A. Aadel Shaaban

EXHIBIT C

Share Ownership

C-1